UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A Amendment No. 2

Under the Securities Exchange Act of 1934

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock, par value of $.00001

(Title of Class of Securities)

553769100

(CUSIP Number)

Stephen R. Roark

Jacobs Entertainment, Inc.

17301 West Colfax Avenue, Suite 250

Golden, Colorado  80401

303.215.5201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey P. Jacobs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 274,980

	8.	Shared Voting Power 2,027,554 (See Item 5)

	9.	Sole Dispositive Power 274,980

	10.	Shared Dispositive Power 2,027,554 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,302,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Richards E. Jacobs Revocable Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,986,998

	8.	Shared Voting Power 2,027,554 (See Item 5)

	9.	Sole Dispositive Power 1,986,998

	10.	Shared Dispositive Power 2,027,554 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,014,552

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) 00(1)

(1)                                  The Reporting Person is a revocable living trust.

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jacobs Entertainment, Inc., #34-1959351

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 813,618

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 813,618

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gameco Holdings, Inc., #34-1962581

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,213,936

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,213,936

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

Purpose of Amendment

The Reporting Persons initially filed this Schedule 13D on November 9, 2006 (the “Initial Filing”).  On March 20, 2008, the Reporting Persons filed Amendment No. 1 to the Initial Filing to amend Items 3, 4, and 5 thereof.  Items 1, 2, 6, and 7 and Schedules I and II of the Initial Filing remain current and are unchanged.  The purpose of this Amendment No. 2 is to update Items 3 and 5.  Item 4 of Amendment No. 1 remains unchanged.

Item 3.                    Source and Amount of Funds or Other Consideration.

In August and September 2006, Jeffrey P. Jacobs acquired 274,980 shares of the $.00001 par value common stock of MTR Gaming Group, Inc. (the “Issuer”) in open market purchases for an aggregate consideration of $2,149,241 inclusive of brokerage commissions.  Personal funds were used to effect the purchases.

In September and October 2006, the Richard E. Jacobs Revocable Living Trust acquired 1,274,009 shares of the Issuer’s common stock in open market purchases for an aggregate consideration of $14,131,569.  In March 2008, the trust acquired an additional 712,989 shares of the Issuer’s common stock in open market purchases for an aggregate consideration of $4,489,706 inclusive of brokerage commissions.  See Item 5.  Funds to effect the purchases were from operational funds of the trust.

In September, October, and November 2006, Jacobs Entertainment, Inc. acquired 813,618 shares of the Issuer’s common stock in open market purchases for an aggregate consideration of $7,999,651 inclusive of brokerage commissions.  Funds to effect the purchases were obtained from working capital and borrowings from a bank syndicate group under its revolving senior credit facility.

In October and November 2006, Gameco Holdings, Inc. acquired 1,213,936 shares of the Issuer’s common stock in open market purchases for an aggregate consideration of $12,998,455 inclusive of brokerage commissions.  Funds to effect the purchases were obtained from a bank line of credit with the U.S. Bank.  The credit line is personally guaranteed by Messrs. Jeffrey P. Jacobs and Richard E. Jacobs.

Item 5.                    Interest in Securities of the Issuer.

(a)           The Reporting Persons own beneficially an aggregate of 4,289,532 shares of the Issuer or 15.6% of its shares outstanding, based upon 27,560,260 shares stated to be outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

The following shows the breakdown of the Reporting Persons’ direct ownership of the Issuer’s shares:

Name	Number of Shares

Jeffrey P. Jacobs	274,980
The Richard E. Jacobs Revocable Living Trust	1,986,998
Jacobs Entertainment, Inc.	813,618
Gameco Holdings, Inc.	1,213,936
4,289,532

By virtue of the relationships described in Item 2 of the Initial Filing, Jeffrey P. Jacobs and The Richard E. Jacobs Revocable Living Trust may be deemed to share indirect beneficial ownership of shares of the Issuer’s common stock directly owned by Jacobs Entertainment, Inc. and Gameco Holdings, Inc.

(b)           Each of the Reporting Persons has the power to vote and to dispose of shares of the Issuer as follows:

Jeffrey P. Jacobs

(i)	sole power to vote or direct the vote:	274,980
(ii)	shared power to vote or direct the vote:	2,027,554
(iii)	sole power to direct disposition:	274,980
(iv)	shared power to direct disposition:	2,027,554

The Richard E. Jacobs Revocable Living Trust

(i)	sole power to vote or direct the vote:	1,986,998
(ii)	shared power to vote or direct the vote:	2,027,554
(iii)	sole power to direct disposition:	1,986,998
(iv)	shared power to direct disposition:	2,027,554

Jacobs Entertainment, Inc.

(i)	sole power to vote or direct the vote:	813,618
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to direct disposition:	813,618
(iv)	shared power to direct disposition:	0

Gameco Holdings, Inc.

(i)	sole power to vote or direct the vote:	1,213,936
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to direct disposition:	1,213,936
(iv)	shared power to direct disposition:	0

                (c)           The following transaction in the Issuer’s shares were effected by the Reporting Persons during the past 60 days.  All were open market transactions and include sales commissions.

The Richard E. Jacobs Revocable Living Trust

Trade Date	Shares Purchased	Price Per Share

3/10/2008	117,500	$5.44 — 5.53
3/11/2008	116,530	$5.50 — 5.75
3/12/2008	102,780	$5.81 — 6.50
3/13/2008	4,600	$5.87 — 6.00
3/14/2008	11,704	$5.78 — 6.00
3/19/2008	15,000	$6.18 — 6.30
3/20/2008	34,875	$6.34 — 6.75
3/24/2008	310,000	$6.80

                (d)           No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s shares held by him or it.

                (e)           Not applicable.

SIGNATURES

                After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information in this statement is true, complete and correct.

Dated:  March 26, 2008

/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs

The Richard E. Jacobs Revocable Living Trust

By:	/s/ Richard E. Jacobs, Trustee
Richard E. Jacobs, Trustee

Jacobs Entertainment, Inc.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Chief Executive Officer

Gameco Holdings, Inc.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, President